[Brookdale Senior Living Letterhead]

November 6, 2009

Via EDGAR & Overnight Courier

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:         Brookdale Senior Living Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 001-32641

Dear Mr. Spirgel:

On behalf of Brookdale Senior Living Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated October 14, 2009 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

In accordance with the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A

Non-GAAP Financial Measures, page 60

Cash From Facility Operations, page 62

1.	In future filings, please disclose that management also uses this non-GAAP financial measure in making compensation determinations for named executive officers.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
November 6, 2009

RESPONSE:   In its future filings, the Company intends to disclose that CFFO is used in making compensation determinations for certain of its associates (including its named executive officers).  The Company has also included this disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on November 4, 2009.

Amendment No. 1 on Form 10-K/A

Compensation Discussion and Analysis, page 12

2.
Based upon your analysis of how your compensation committee considered the market study prepared by the compensation consultant in 2008, it appears that the committee benchmarked base salaries against those of the company’s competitors.  We especially note that the committee used the data to ensure that executive’s base salaries were “externally competitive” and “generally lower than those of comparable executives in comparable businesses.”  Tell us why you do not believe this is benchmarking.

RESPONSE:  Although the Committee did review the information contained in the consultant’s report regarding the levels and structure of compensation provided to executives in similarly-titled roles at comparable companies, the Committee did not use the information in the study to peg any element of the Company’s named executive officer compensation to any particular level of compensation provided at competitor companies (i.e., median, 75th percentile, etc.).  In the Company’s view, review of market compensation data does not automatically constitute “benchmarking”.  Rather, benchmarking would only occur if the Committee determined to generally establish any particular element of compensation at a particular level of compensation provided at the peer group companies (i.e., median, 75th percentile, etc.).  With respect to 2008 base salaries in particular, the Company believes that the Committee’s use of market information in this instance did not constitute formal benchmarking, as the named executive officers’ 2008 base salaries were not set at levels intended to generally match the levels of base salaries paid at the peer group companies.

3.
In the second full paragraph on page 15, you disclose that 15% of Messrs. Ohlendorf’s, Rijos’, and Smith’s target bonus under the 2008 bonus plan was to be determined based on each NEO achieving his individual objectives that contained both subjective and objective elements.  We note that you did not disclose the individual objectives and, as you have disclosed on page 22 for 2009, your NEOs are eligible for a semi-annual cash incentive opportunity based upon achievement of certain individual objectives.

First, in future filings, please disclose the specific individual performance objectives that apply to your NEOs.  See Item 402(b)(1)(v) of Regulation S-K.  Second, please disclose how each NEO performed with respect to each individual performance objective.  Here, where you use subjective elements as part of your performance objectives, include a robust discussion that explains how you evaluated or measured the subjective

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
November 6, 2009

achievement of a NEO.  For instance, consider disclosing the criteria and factors upon which you evaluated your NEO’s subjective performance.

RESPONSE:  In its last set of correspondence with the staff, the Company committed to disclosing on a prospective basis any performance targets for completed periods that are based on publicly disclosed metrics (such as CFFO).  However, the Company reserved the right to omit disclosure of a particular performance target that is based on a non-public metric (to the extent that the Company chooses to utilize such a target in its compensation plans).  In that event, the Company would provide (upon request by the staff) an analysis as to why such target constitutes confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company.  The Company intends to continue to comply with this undertaking.

The Company believes that the disclosure contained in the subject filing with respect to the compensation of its named executive officers complies in all material respects with the requirements of Item 402(b) of Regulation S-K.  As noted in the filing, for 2008, the individual objectives for the named executive officers were recommended by our Chief Executive Officer and approved by the Committee and related to each executive’s area of responsibility.  The individual objectives contained both subjective and objective elements and, therefore, the determination of the level of achievement of the goals was, in part, subject to the subjective determination of our Chief Executive Officer and the Committee. For 2008, these objectives consisted of goals based on operational, marketing or support services process improvements, ancillary services growth, cost reductions, systems integration and/or cross-functional training (as applicable).  Following the end of the 2008 fiscal year, based upon the Chief Executive Officer’s recommendation and the Committee’s own evaluation of each named executive officer’s performance against the individual performance objectives that had been previously established, the Committee determined that each named executive officer had earned 90% of the individual objectives portion of his annual bonus opportunity.

The Company believes that disclosure of the specific 2008 individual performance goals for any of the named executive officers (including disclosure regarding how each executive performed with respect to each goal) would result in competitive harm to the Company, as such information constitutes confidential commercial and/or financial information.  Providing more specific disclosure regarding the individual goals could injure the Company and jeopardize its prospects, as the Company’s competitors would be able to ascertain elements of the Company’s business strategy that are intended to be confidential.  Any such disclosure could potentially limit the Company’s ability to successfully implement its business strategy.

With respect to future filings, the Company intends to evaluate whether disclosure of any such individual performance goals would result in competitive harm to the Company.  To the extent that any such individual objective does not constitute confidential commercial and/or financial information, the Company intends to disclose such individual

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
November 6, 2009

performance objective and how each named executive officer performed with respect to each such objective.

4.
We note your statement on page 15 that “[f]or purposes of our 2008 bonus programs, the CFFO per share performance targets were defined as the Company’s publicly-reported CFFO per share, as adjusted to exclude certain acquisition and integration expenses.”  In future filings, explain why the compensation committee elected to make further adjustments to this measure for compensation determinations.

RESPONSE:  In its future filings, the Company intends to disclose why the Compensation Committee elected to make further adjustments to CFFO per share performance targets, to the extent that any such adjustments are made.

5.
In the third paragraph on page 18, you disclose that Messrs. Sheriff and Richardson were eligible to receive restricted stock that was subject to vesting based upon your achievement of a certain net cash flow target during the fourth quarter of 2007.  We note that this target is a non-GAAP performance target.  In future filings, please disclose how you calculated the amount of any non-GAAP performance target that you use.  See Instruction 5 to Item 402(b).

RESPONSE:  In its future filings, the Company intends to disclose how it calculated the amount of any non-GAAP performance target that it uses.

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary